SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._________)*



                            EcoSolutions Intl
              -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 27922G102
              -----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2008
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[XX] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages

CUSIP No. 27922G102             13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            3,763,800
BENEFICIALLY    ----------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             3,763,800
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       3,763,800
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        15.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

<

                                                        Page 3 of 4 pages
Item 1.
         (a)   Name of Issuer:
               EcoSolutions Intl

         (b)   Address of Issuer's Principal Executive Offices:

                295 East Main Street, Suite 1
                Ashland, OR  97520


Item 2.
         (a)   Name of Person Filing:

               This statement is filed on behalf of Rosalind Davidowitz (the "Reporting Party").

         (b)   Address of Principal Business Office or, if None, Residence:

               The  Reporting  Party's  business  address is
               44 Wall Street, 2nd Floor, New York, NY  10005

         (c)   Citizen:
               The Reporting Party is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $0.001 par value ("shares").

         (e)   CUSIP#:
               27922G102



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.

                                                        Page 4 of 4 pages

Item 4.   Ownership:

   (a)(b) As of December 31, 2008, the Reporting Party may be deemed to beneficially own 3,763,800 shares or 15.5% of the outstanding shares of common stock of EcoSolutions Intl (the "Company"). These shares were acquired pursuant to the exercise by the Reporting Party on July 8, 2008 of an option with respect to those shares issued to the Reporting Party by William Patridge, President of the Company, on June 13, 2007. All of these shares were acquired by the Reporting Party prior to the Company having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

     (c) The Reporting Party has sole voting and dispositive control over the shares owned by her.

Item 5.   Ownership of Five Percent or less of a class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification:

          Not applicable



                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the Reporting Party, the Reporting Party certifies that the information set forth in this statement is true, complete and correct.




Dated:  February 9, 2009                  /s/ Rosalind Davidowitz
        New York, New York            By:___________________________
                                              Rosalind Davidowitz